                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*



                            CUTCO INDUSTRIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   232108100
         ------------------------------------------------------------
                                (CUSIP Number)

               MICHAEL KRAMER, TREASURER, CUTCO INDUSTRIES, INC.
        125 SOUTH SERVICE ROAD, JERICHO, NEW YORK  11753 (516) 334-8400
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               NOVEMBER 2, 1995
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    1 of 10

                                  SCHEDULE 13D

CUSIP NO.  232108100                                      PAGE  2  OF  10  PAGES
--------------------                                      ----------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   WALTER P. CARUCCI
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A)[ ]
                                                      (B)[X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                                              2(d) or 2(e)[ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES
--------------------------------------------------------------------------------

     NUMBER OF        7  SOLE VOTING POWER
       SHARES            45,967
    BENEFICIALLY      ----------------------------------------------------------
     OWNED  BY        8  SHARED VOTING POWER
        EACH             0
     REPORTING
       PERSON       ------------------------------------------------------------
        WITH          9  SOLE DISPOSITIVE POWER
                         45,967

                    ------------------------------------------------------------
                      10 SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    45,967
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.89%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    2 of 10

                                  SCHEDULE 13D

CUSIP NO.  232108100                                      PAGE  3  OF  10  PAGES
--------------------                                      ----------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   CARUCCI FAMILY PARTNERS
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (A)[ ]
                                                                          (B)[X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   NEW YORK
--------------------------------------------------------------------------------

     NUMBER OF        7 SOLE VOTING POWER
       SHARES           40,152
    BENEFICIALLY    ------------------------------------------------------------
     OWNED  BY        8 SHARED VOTING POWER
        EACH            0
     REPORTING
       PERSON       ------------------------------------------------------------
        WITH          9 SOLE DISPOSITIVE POWER
                        40,152

                    ------------------------------------------------------------
                     10 SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    40,152
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.14%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    3 of 10

ITEM 1.  SECURITY AND ISSUER

   This statement relates to the Common Stock, par value $.10 per share (the "Common Stock") of Cutco Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 125 South Service Road, Jericho, New York 11753.

ITEM 2.  IDENTITY AND BACKGROUND

   This statement is being filed on behalf of Walter P. Carucci and Carucci Family Partners, a New York general partnership ("CFP"). Walter Carucci and CFP are collectively referred to herein as the "Reporting Persons." The general partners of Carucci Family Partners are Walter Carucci, Clara Carucci and Mitchell Carucci.

   Walter Carucci's business address is Carr Securities Corp., One Penn Plaza, Suite 4720, New York, New York 10019. Walter Carucci's principal occupation is President of Carr Securities Corp. During the last five years, Walter Carucci has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Walter Carucci was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Walter Carucci is a citizen of the United States.

   CFP is a New York general partnership located at c/o Carr Securities Corp., One Penn Plaza, Suite 4720, New York, New York 10019. The principal business of CFP is investments. During the last five years, CFP was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, CFP was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

   Clara Carucci's residence address is 33 Lighthouse Road, Great Neck, New York 11024. Clara Carucci has no principal occupation. During the last five years, Clara Carucci has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Clara Carucci was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Clara Carucci is a citizen of the United States.

   Mitchell Carucci's residence is 33 Lighthouse Road, Great Neck, New York 11024. Mitchell Carucci's principal occupation is photographer. During the last five years, Mitchell Carucci has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mitchell Carucci was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mitchell Carucci is a citizen of the United States.

                                    4 of 10

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   The Common Stock referred to herein was obtained in open market purchases. Funds used by Walter Carucci came from personal funds and funds used by CFP came from working capital. The aggregate amount of funds used in making the purchases was $66,951.30. Borrowed funds were not used to make the purchases.

ITEM 4.  PURPOSE OF TRANSACTION

   The Common Stock was acquired for investment purposes. Neither of the Reporting Persons has any present intention to take any action with respect to the matters listed in (b) through (j) of Item 4. Either or both of the Reporting Persons may dispose of or acquire additional shares of Common Stock in privately negotiated transactions, market transactions or otherwise. The Reporting Persons intend to exercise their rights as shareholders to vote for or against any matter in accordance with their best interests.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) Walter Carucci may be deemed to be the beneficial owner of an aggregate of 45,967 shares of Common Stock, which amount includes (i) 5,800 shares of Common Stock owned directly by Walter Carucci, (ii) 40,152 shares of Common Stock owned by CFP over which Walter Carucci has sole voting and investment power pursuant to a power of attorney granted by the partners of CFP to Mr. Carucci and (iii) five shares each owned by Mr. Carucci's wife and two children over which Mr. Carucci has sole voting and dispositive power. CFP beneficially owns 40,152 shares of Common Stock. According to the Issuer's Form 10-QSB dated November 13, 1995, as of September 30, 1995, the Issuer had a total of 780,625 shares of Common Stock outstanding. Accordingly, (i) Walter Carucci may be deemed to be the beneficial owner of 5.89% of the total shares of Common Stock outstanding and (ii) CFP beneficially owns 5.14% of the total shares. Clara Carucci and Mitchell Carucci are not the beneficial owners of any shares of Common Stock.


   (b)
                                                                 Carucci Family                          Mitchell
                                             Walter Carucci          Partners         Clara Carucci      Carucci
------------------------------------------------------------------------------------------------------------------
Sole Power to vote/direct vote                    45,967              40,152              0                 0
------------------------------------------------------------------------------------------------------------------
Shared Power to vote/direct vote                       0                   0              0                 0
------------------------------------------------------------------------------------------------------------------
Sole Power to dispose/direct disposition          45,967               40,152             0                 0
------------------------------------------------------------------------------------------------------------------
Shared Power to dispose/direct                         0                    0             0                 0
 disposition
------------------------------------------------------------------------------------------------------------------

                                    5 of 10

   (c) During the past sixty days the following transaction in the shares of Common Stock was effected:

        November 2, 1995: CFP bought 10,000 shares at $1.125 on the open market.

   (d) Three other persons are known by Walter Carucci to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. However, such interests do not relate to more than five percent of the class.

   (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   Clara Carucci and Mitchell Carucci have transferred to Walter Carucci the power to vote and dispose of any stock of the Issuer held by them.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   Exhibit 1.  Power of Attorney of Mitchell Carucci.

   Exhibit 2.  Power of Attorney of Clara Carucci.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      12/26/95                       /s/ Walter P. Carucci
      --------                       ----------------------
       Date                              Walter P. Carucci



                                    CARUCCI FAMILY PARTNERS


                                    By:    /s/ Walter P. Carucci
                                        ------------------------
                                         Walter P. Carucci
                                         General Partner

                                    6 of 10

                               POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS that I, Mitchell Carucci, a general partner of Carucci Family Partners ("CFP"), residing at 33 Lighthouse Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, 17 Battery Place, New York, NY 10004, as my Attorney-in-Fact, to act in my capacity as partner of CFP and for my benefit and for the benefit of CFP and on behalf of CFP with sole and exclusive authority to do the following:

 --  To purchase or sell any security on behalf of Carucci Family Partners.

 --  To vote any securities now or hereafter held by Carucci Family Partners.

 -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family Partners.

          I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

          This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-Fact.

          IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of March 1, 1994.

                              /s/ Mitchell Carucci
                              as Partner, Carucci Family Partners

                                    7 of 10

STATE OF NEW YORK        )
                         )  ss:
COUNTY OF NASSAU         )

On this 1st day of March, 1994, before me, the undersigned, a Notary Public for the State of New York, personally appeared Mitchell Carucci to me known (or to me proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.

                              /s/ John D. Browning
                              Notary Public

                                JOHN D. BROWNING
                        Notary Public, State of New York
                                 No. 30-4914718
                           Qualified in Nassau County
                      Certificate Filed in New York County
                      Commission Expires November 23, 1995

                                    8 of 10

                               POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS that I, Clara Carucci, a general partner of Carucci Family Partners ("CFP"), residing at 33 Lighthouse Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, 17 Battery Place, New York, NY 10004, as my Attorney-in-Fact, to act in my capacity as partner of CFP and for my benefit and for the benefit of CFP and on behalf of CFP with sole and exclusive authority to do the following:

  -- To purchase or sell any security on behalf of Carucci Family Partners.

  -- To vote any securities now or hereafter held by Carucci Family Partners.

  -- To prepare and sign all documents required by federal and state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family Partners.

          I hereby grant to my Attorney-in-Fact full right, power, and authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

          This Power of Attorney shall become effective immediately, and shall not be affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-Fact.

          IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of March 1, 1994.

                              /s/ Clara Carucci
                              as Partner, Carucci Family Partners

                                    9 of 10

STATE OF NEW YORK        )
                         )  ss:
COUNTY OF NASSAU         )

On this 1st day of March, 1994, before me, the undersigned, a Notary Public for the State of New York, personally appeared Clara Carucci to me known (or to me proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.

                              /s/ John D. Browning
                              Notary Public

                                JOHN D. BROWNING
                        Notary Public, State of New York
                                 No. 30-4914718
                           Qualified in Nassau County
                      Certificate Filed in New York County
                      Commission Expires November 23, 1995

                                    10 of 10